K & L GATES                                                      Kirkpatrick & Lockhart Preston Gates Ellis LLP
                                          1601 K Street NW
                                          Washington, D.C. 20006-1600
                                          T 202.778.9000  www.klgates.com

April 26, 2007

LKCM Funds
301 Commerce Street, Suite 1600
Fort Worth, TX 76102

Ladies and Gentlemen:

We have acted as counsel to the LKCM Funds, a Delaware statutory trust (the “Trust”), in connection the filing with the Securities and Exchange Commission (“SEC”) of Post-Effective Amendment No. 27 to the Trust’s Registration Statement on Form N-1A (File Nos. 33-75116; 811-8352) (the “Post-Effective Amendment”), registering an indefinite number of Institutional and Adviser Class shares of beneficial interest of the LKCM Small Cap Equity Fund and LKCM Equity Fund, and an indefinite number of shares of beneficial interest of the LKCM Balanced Fund, LKCM Fixed Income Fund, LKCM International Fund, LKCM Aquinas Value Fund, LKCM Aquinas Growth Fund, LKCM Aquinas Small Cap Fund and LKCM Aquinas Fixed Income Fund, each a series of the Trust, (the “Shares”) under the Securities Act of 1933, as amended (the “1933 Act”).

You have requested our opinion as to the matters set forth below in connection with the filing of the Post-Effective Amendment. For purposes of rendering that opinion, we have examined the Post-Effective Amendment, the Agreement and Declaration of Trust, as amended, and By-Laws of the Trust, and the resolutions of the Board of Trustees that provide for the issuance of the Shares, and we have made such other investigation as we have deemed appropriate. We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinion, we have also relied on a certificate of an officer of the Trust. In rendering our opinion, we also have made the assumptions that are customary in opinion letters of this kind. We have not verified any of those assumptions.

Our opinion, as set forth herein, is based on the facts in existence and the laws in effect on the date hereof and is limited to the federal laws of the United States of America and the laws of the State of Delaware that, in our experience, generally are applicable to the issuance of shares by entities such as the Trust. We express no opinion with respect to any other laws.

Based upon and subject to the foregoing, we are of the opinion that:

1.	The Shares to be issued pursuant to the Post-Effective Amendment have been duly authorized for issuance by the Trust; and

K & L GATES

LKCM Funds
April 30, 2007

2.	When issued and paid for upon the terms provided in the Post-Effective Amendment, the Shares to be issued pursuant to the Post-Effective Amendment will be validly issued, fully paid and nonassessable.

This opinion is rendered solely in connection with the filing of the Post-Effective Amendment and supersedes any previous opinions of this firm in connection with the issuance of Shares. We hereby consent to the filing of this opinion with the SEC in connection with the Post-Effective Amendment that is being filed as part of the Post-Effective Amendment. In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the SEC thereunder.

Very truly yours,

/s/ Kirkpatrick & Lockhart Preston Gates Ellis LLP